
Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

February 5, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 5, 2026, The Nasdaq Stock Market (the "Exchange") received from Cambridge Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share and
one-third of one redeemable warrant

Class A ordinary shares, par value $0.0001 per share

Redeemable warrants, each whole warrant
exercisable for one Class A ordinary share at an
exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,